CUSIP No. 290138205

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 1

Under the Securities Exchange Act of 1934

eLong, Inc.

(Name of Issuer)

Ordinary shares, par value US$0.01 per share

(Title of Class of Securities)

290138205

(CUSIP Number)

Mr. Nanyan Zheng

c/o Keystone Lodging Holdings Limited

No. 300 Xinjiaoxi Road, Haizhu District

Guangzhou, Guangdong 510320

People’s Republic of China

+86 20 8399 5777

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Karen Yan, Esq.

Fenwick & West LLP

Unit 908, Kerry Parkside Office

No. 1155 Fang Dian Road

Pudong, Shanghai 201204

People’s Republic of China

Fax: +86 21 8017 1299

August 17, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.		Name of Reporting Person Keystone Lodging Holdings Limited
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds Not applicable
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 0
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 0%
14		Type of Reporting Person CO

1.		Name of Reporting Person Plateno Group Limited
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds Not applicable
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 0
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 0%
14		Type of Reporting Person CO

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on June 1, 2015 (the “Original Statement”) by Keystone Lodging Holdings Limited (“Keystone”), a company incorporated under the laws of the Cayman Islands, and Plateno Group Limited (“Plateno”), a company incorporated under the laws of the Cayman Islands (each a “Reporting Person,” and collectively, the “Reporting Persons”) with respect to the ordinary shares and high-vote ordinary shares of eLong, Inc., par value $0.01 per share (collectively, the “Ordinary Shares”), an exempted limited liability company organized under the laws of the Cayman Islands (the “Issuer”). Unless specifically amended hereby, the disclosures set forth in the Original Statement shall remain unchanged. Capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the Original Statement.

Prior to the date of this Amendment, Keystone was the beneficial owner of 16,399,357 Ordinary Shares of the Issuer, consisting of (i) 3,608,295 Ordinary Shares and 5,957,996 high-vote Ordinary Shares of the Issuer directly held by Keystone, and (ii) 2,577,354 Ordinary Shares and 4,255,712 high-vote Ordinary Shares of the Issuer held by and through Plateno, a wholly-owned subsidiary of Keystone. This Amendment is the final amendment to the Original Statement and constitutes an exit filing for the reporting persons.

Item 3.         Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.         Purpose of Transaction

Not applicable.

Item 5.         Interest in Securities of the Issuer

Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On August 17, 2015, (i) Keystone contributed 3,608,295 Ordinary Shares of the Issuer and 5,957,996 high-vote Ordinary Shares of the Issuer into Ocean Imagination L.P., an exempted limited partnership registered under the laws of the Cayman Islands (“Ocean Imagination”) in exchange for a 58.33% partnership interest (as a limited partner) in Ocean Imagination and become a limited partner of Ocean Imagination; and (ii) Plateno contributed 2,577,354 Ordinary Shares of the Issuer and 4,255,712  high-vote Ordinary Shares of the Issuer into Ocean Imagination in exchange for a 41.66% partnership interest (as a limited partner) in Ocean Imagination and become a limited partner of Ocean Imagination.

Following the consummation of the contribution and as of the date hereof, the Reporting Persons become passive limited partners of Ocean Imagination and therefore no longer beneficially own or control any Ordinary Shares or other securities of the Issuer.

Item 7.         Material to be Filed as Exhibits.

99.1*                 Joint Filing Agreement by and between the Reporting Persons on June 1, 2015.

* filed with the Original Statement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2015

Keystone Lodging Holdings Limited	By:	/s/ Nanyan Zheng
	Name:	Nanyan Zheng
	Title:	Director

Plateno Group Limited	By:	/s/ Nanyan Zheng
	Name:	Nanyan Zheng
	Title:	Director